Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 4, 2008
Relating to Preliminary Prospectus dated September 11, 2008
Registration Statement No. 333-153449
     This free writing prospectus should be read together with the preliminary prospectus dated September 11, 2008 and subsequent amendments thereto relating to the offering of American Depositary Shares representing ordinary shares of Osmetech plc (the “Preliminary Prospectus”), included in the Registration Statement on Form F-1 (File No. 333-153449) relating to these securities. The Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1369655/000095012308010939/y00098fv1.htm. The following press release supplements the information contained in the Preliminary Prospectus.
     OSMETECH plc
     (the “Company”)
     ANNOUNCEMENT
     4 November 2008
CYP450 2C9 Test Launch
     Osmetech plc (OMH.L), the international molecular diagnostics company announces the launch of a genetic test for CYP450 2C9 drug metabolism. CYP450 2C9, or CYP2C9, is an important member of the Cytochrome P450 family of enzymes responsible for detoxifying potentially hazardous chemicals, such as drugs, that are “foreign“ to the body. The CYP2C9 gene is important in its involvement in the metabolism of 10% of all drugs, including non-steroidal anti-inflammatory drugs (e.g. celecoxib, ibuprofen), anti-coagulants (e.g. warfarin), anti-epileptic agents (e.g. phenytoin), cholesterol-lowering drugs (statins / e.g. fluvastatin) and anti-diabetic agents (e.g. aprepitant).
     CYP2C9 polymorphisms result in a decrease or loss of enzyme activity, which can influence the appropriate dosage of the prescribed drug. The CYP2C9 test is important in optimizing the dosage of drugs or the selection of alternative drugs. Moreover, during the development of new drugs metabolized by CYP2C9, genetic tests assist in the appropriate selection of patients for clinical trials and the optimization of dosage for those patients based on their ability to metabolize the drug.
     The CYP2C9 test will be available for research use only on the eSensor XT-8 System targeting the demand for such a test from pharmaceutical testing laboratories, which we believe represents a significant proportion of the current market. In time we may also seek FDA approval for a CYP2C9 test.
James White, Chief Executive, Osmetech plc, said:
     “We are delighted to have launched our second personalized medicine assay on the eSensor XT-8 System ahead of schedule. This is an exciting time for Osmetech as we commercialize and strengthen our pipeline of assays for our recently launched eSensor XT-8 System. We look forward to updating the market both on the inlicensing of new assays as well as further progress in respect of our existing pipeline of assays which, if approved by the FDA, are scheduled for commercial launch over the coming months, including: extended warfarin panel with our proprietary 4F2 marker, Cystic Fibrosis, venous thrombosis (Factor II, Factor V Leiden and MTHFR) and the RESPLEX II respiratory pathogen assay recently in-licensed from Qiagen.”

Osmetech plc	+44 (0)207 849 6027
James White, Chief Executive Officer
David Sandilands, Chief Financial Officer

Madano Partnership	+44 (0) 207 593 4000
Matthew Moth, Mark Way
www.madano.com

Canacccord Adams Limited	+44 (0) 207 050 6500
Robert Finlay, Warren Pimm

Lazard Capital Markets LLC
David McMillan	+1 212 632 6719
     A registration statement relating to American Depositary Shares representing ordinary shares of Osmetech has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Cautionary Note Regarding Forward-Looking Statements
     This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which include statements about the sale and listing of Osmetech’s securities, development of diagnostic tests, expectations about our test menu and the eSensor XT-8 System and other statements containing expectations, beliefs and other similar expressions. These statements are not historical facts, but instead represent beliefs regarding future events. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in public documents for Osmetech filed with the U.S. Securities and Exchange Commission. Osmetech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
     About Osmetech plc
     (www.osmetech.com)
     Osmetech plc is a fast developing, international diagnostics business with operations in Boston and Pasadena in the US, serving the high growth molecular diagnostic market targeting hospitals and reference laboratories. Osmetech has rights to a strong portfolio of over 200 issued and pending patents and has launched its first generation eSensor 4800 platform, an electrochemistry-based array system, together with an FDA cleared in vitro diagnostic test for Cystic Fibrosis carrier detection. In July 2008, Osmetech received FDA clearance for its second generation eSensor XT-8 molecular diagnostics platform and Warfarin Sensitivity Test.
eSensor XT-8 System
     Our second generation platform, the eSensor XT-8, is designed to support a broad menu of tests and provide accurate results while minimizing technician involvement. We believe that the features of our eSensor XT 8 System compare favorably to those of other molecular detection systems and that its ease of use, readily interpretable results, speed and low maintenance are particularly suited to the needs of the decentralizing market.
     Osmetech plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, New York, New York 10020 or by phone at 212-632-6717, and from Canaccord Adams, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110 or by email at prospectus@canaccordadams.com.